FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of March 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Press release of March 20, 2003 regarding revision of consolidated earnings forecast for the fiscal year ending March 31, 2003 (Prepared in accordance with U.S. GAAP)

2.	Press release of March 20, 2003 regarding subsidiary’s revised Japanese GAAP earnings forecast for the fiscal year ending March 31, 2003 (Konami Sports Corporation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

Date: March 20, 2003

FOR IMMEDIATE RELEASE

March 20, 2003

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0374

Revision of Consolidated Earnings Forecast

for the Fiscal Year Ending March 31, 2003

(Prepared in Accordance with U.S. GAAP)

Konami Corporation hereby announces that it has revised its consolidated earnings forecast for the fiscal year ending March 31, 2003, which was previously released on November 28, 2002 as follows:

1.	Consolidated earnings forecast for the fiscal year ending March 31, 2003 (April 1, 2002 to March 31, 2003)

(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
Previous forecast (A)	245,000	25,000	24,500	11,500
Revised forecast (B)	245,000	(21,500)	(22,000)	(27,000)
Change (B)-(A)	0	(46,500)	(46,500)	(38,500)
Change (Percentage)	—	—	—	—

2.	Reason for the revision

(1)	Impairment loss

We expect to recognize an impairment loss of 46,500 million yen with respect to intangible assets including goodwill allocated to the Exercise Entertainment segment for the fiscal year ending March 31, 2003 due to a significant decrease in their fair value.

(2)	Effects on business results

The impairment loss is expected to result in a negative impact of 46,500 million yen on operating income and income before income taxes, and 40,000 million yen on net income. Adding the effects of a revision to our earnings forecast for the Exercise Entertainment segment and the Toy & Hobby segment, operating loss, loss before income taxes and net loss are expected to be 21,500 million yen, 22,000 million yen and 27,000 million yen, respectively.

The impairment loss will have no effect on cash flows.

3.	Year-end dividend

There is no change in the dividend forecast which was released on November 28, 2003

(Year-end dividend: 35 yen per share; Dividend for the year: 54 yen per share including an interim dividend of 19 yen per share)

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(Reference)

Net revenues forecast by business segment	(Millions of yen)
	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other	Eliminations	Consolidated
Previous forecast (A)	83,000	83,500	39,500	31,500	8,500	4,500	(5,500)	245,000
Revised forecast (B)	83,000	78,500	44,500	31,500	8,500	4,500	(5,500)	245,000
Change (B-A)	—	(5,000)	5,000	—	—	—	—	—

Notes:

1.	Net revenues of each business segment include intersegment transactions.
2.	On January 15, 2003, we transferred all of our shares of Konami Sports Corporation to Konami Sports Life Corporation as a step toward changing our corporate structure by reorganizing into a pure holding company. As a result, the health entertainment business, which had been a part of the Amusement segment, was transferred to the Exercise Entertainment segment on January 16, 2003.
3.	The Consumer Software (CS) segment, Health & Fitness (H&F) segment, Toy & Hobby (T&H) segment, Amusement Content (AC) segment and Gaming Content (GC) segment changed their names to Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming, respectively on January 16, 2003.
4.	On January 27, 2003, the Gaming segment transferred its token-operated game machine business for the domestic market to the Amusement segment in order to focus on its gaming machine business for the overseas gaming industry.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

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FOR IMMEDIATE RELEASE

March 20, 2003

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0374

Subsidiary’s Revised Japanese GAAP Earnings Forecast

for the Fiscal Year Ending March 31, 2003

(Konami Sports Corporation)

Konami Corporation hereby announces that its subsidiary, Konami Sports Corporation (“Konami Sports”), revised its Japanese GAAP earnings forecast for the fiscal year ending March 31, 2003, which was previously released on November 13, 2002, based on its recent business performance.

However, Konami Sports did not revise its March 31, 2003 year-end dividend forecast of 22.80 yen per share (45.60 yen per share for the year), which was released on November 13, 2002.

1.	Konami Sports earnings forecast for the fiscal year ending March 31, 2003 (April 1, 2002 to March 31, 2003)

Consolidated

(Millions of yen)

	Net revenues	Ordinary income	Net income
Previous forecast (A)	78,000	6,900	3,200
Revised forecast (B)	75,000	3,000	1,000
Change (B)-(A)	(3,000)	(3,900)	(2,200)
Change (Percentage)	(3.8)%	(56.5)%	(68.8)%

Non-consolidated

(Millions of yen)

	Net revenues	Ordinary income	Net income
Previous forecast (A)	69,000	6,400	3,000
Revised forecast (B)	66,500	2,700	975
Change (B)-(A)	(2,500)	(3,700)	(2,025)
Change (Percentage)	(3.6)%	(57.8)%	(67.5)%

Note:	Konami Sports did not revise its March 31, 2003 year-end dividend forecast of 22.80 yen per share (45.60 yen per share for the year), which was released on November 13, 2002.

2.	Reasons for the revision

Under the continuing severe economic conditions, the number of members and revenue per member at club facilities have declined, resulting in a decrease in net revenues of existing club facilities. During this fiscal year, Konami Sports opened 16 new fitness clubs and renewed six existing fitness clubs. However, net revenues are expected to decrease since there were facilities that had difficulty acquiring new members. Ordinary income and net income are expected to be significantly lower than estimated figures due to the following factors; a decrease in net revenues,early repairs of club facilities to provide members with improved services and expenses to attract new customers.

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3.	Forecast for the next fiscal year

We do not expect the current economic environment to improve. In such an environment, although we will strive to secure stable revenues by expanding new programs and promoting membership as a way to improve people’s quality of life, we have conservative expectations for membership fee revenues for the next fiscal year.

We plan to open more than 10 facilities including facilities acquired from others and also aim to improve operating efficiency through better cost management. Our goal is to achieve 81,500 million yen in revenues and 5,200 million yen in ordinary income on a consolidated basis.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including the above forecasts regarding Konami Sports, are forward-looking statements about the future performance of Konami Sports and Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

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